Filed by International Paper Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Subject Company: Champion International Corporation
Commission File No. 001-03053

International Paper Co. (ticker: IP, exchange: New York Stock Exchange) News
Release - Wednesday, June 14, 2000

International Paper, Champion International Announce Share Exchange Ratio

PURCHASE, N.Y., June 14 /PRNewswire/ - International Paper (NYSE: IP) and Champion International (NYSE: CHA) announced today that Champion shareholders will receive .7073 International Paper common shares and $50 in cash for each Champion share tendered pursuant to the exchange offer. The exchange ratio was calculated based on an average volume weighted price of International Paper of $35.3441 per share. The average volume weighted price of International Paper common shares was determined from 15 randomly selected days during the 30-trading day period from May 3 through June 14.

International Paper (www.internationalpaper.com) is the world's largest paper and forest products company. Businesses include printing papers, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forests under the principles of the Sustainable Forestry Initiative (SFI(SM)) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the U.S. at Purchase, N.Y., International Paper has operations in nearly 50 countries, employs more than 117,000 people and exports its products to more than 130 nations. SOURCE International Paper

CONTACT: Jack Cox, media, 914-397-1952, or Carol Tutundgy, investors, 914-397-1632; or Rochelle Weitzner, investors, 914-397-1623, all of International Paper/